UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Landbank Group, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

51476R207
(CUSIP Number)

Eric Stoppenhagen
7030 Hayvenhurst Avenue
Van Nuys, CA 91406
(818) 464-1640
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476R207		Page 2 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Landbank Acquisition LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,466,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,466,668
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14		TYPE OF REPORTING PERSON (see Instructions) OO limited liability company

CUSIP No. 51476R207		Page 3 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doug Gravink
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,466,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,466,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 51476R207		Page 4 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Hewitt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,466,668
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,466,668
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,668
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14		TYPE OF REPORTING PERSON (see Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Landbank Group, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 7030 Hayvenhurst Ave., Van Nuys, California 91406.

Item 2.  Identity and Background.

This statement is being filed jointly by Landbank Acquisition LLC, a California limited liability company (“LALLC”), Doug Gravink, an individual resident of California (“Gravink”) and Gary Hewitt, an individual resident of California (“Hewitt”).  The principal business of LALLC is to act as a holding company of shares of stock of, and outstanding promissory notes owed by, the Company.  The address of the principal office of LALLC is 7030 Hayvenhurst Ave., Van Nuys, California 91406.  The managing members of LALLC are Gravink and Hewitt (the “Managing Members”).  Gravink and Hewitt, each as a Managing Member of LALLC and beneficial owner of 50% of the outstanding membership interests of LALLC, may be deemed to beneficially own the securities owned by LALLC insofar as it has the power to direct the voting and disposition of such securities.  A unanimous vote of the Managing Members is required to vote or dispose of the Company’s securities held by LALLC.  Each of the Managing Members is a managing member of a multimedia marketing company.  The principal business address of Gravink and Hewitt is 7030 Hayvenhurst Ave., Van Nuys, California 91406.  Each of Gravink and Hewitt is a U.S. citizen and resident of the State of California.

During the last five years, none of Gravink, Hewitt or LALLC, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Contribution Agreement

The closing (the “Closing”) of the transactions contemplated by that certain Contribution Agreement (the “Contribution Agreement”) by and among LALLC and its members, who include the Managing Members and their affiliated entities, occurred on September 20, 2007.  Pursuant to the Contribution Agreement, Gravink and Hewitt each contributed 2,733,334 shares of the Company’s common stock (together the “Contributed Shares”) to, LALLC and in exchange for membership interests in LALLC.  Following the Closing, LALLC held a total of 5,466,668 shares of Company common stock directly.  The Managing Members each hold a 50% beneficial ownership interest in LALLC through both direct and indirect ownership via their affiliates.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by LALLC is based on LALLC’s ownership of 5,466,668 shares of Common Stock of the Company, and assumes a total of 9,928,664 shares of the Company’s Common Stock issued and outstanding as of August 13, 2007.

The beneficial ownership of the Company’s Common Stock reported in this Schedule 13D by Gravink and Hewitt is based on their indirect ownership of 5,466,668 shares of Common Stock of the Company, and assumes a total of 9,928,664 shares of the Company’s Common Stock issued and outstanding as of August 13, 2007.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 5,466,668 shares of Common Stock of the Company held by LALLC, and to which this Schedule 13D relates, are held by LALLC as an investment.  Neither the Managing Members, nor LALLC is a member of a group relating to the Issuer.  As a result of the Closing, each of LALLC and the Managing Members beneficially own 55.1% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.

Following the Closing, LALLC holds 5,466,668 shares of the Company’s Common Stock as well as promissory notes in the principal amount of approximately $3.0 million which is owed to LALLC by the Company’s operating subsidiary Landbank LLC (“LB”).  LB is the Company’s sole operating subsidiary and constitutes substantially all of the assets and operations of the Company.  LALLC is currently in discussions with the Company regarding a proposed transaction (the “Proposed Transaction”) whereby (1) the Company would transfer ownership of LB to LALLC, (2) the Company would issue shares of its Common Stock to LALLC, (3) LALLC would provide full indemnity to the Company for LB’s prior operations and liabilities, (4) LB (following the transfer) would retain approximately $500,000 in debt owed to third parties and approximately $2.5 million in debt owed to LALLC, and (5) approximately $500,000 of debt owed to LALLC from LB would be assigned to the Company prior to closing.

Other than as described in this Schedule 13D, neither the Managing Members, nor LALLC has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of September 20, 2007, LALLC owned 5,466,668 shares of Common Stock of the Company.  Assuming a total of 9,928,664 shares of the Company’s Common Stock outstanding as of August 13, 2007, the LALLC’s ownership constitutes approximately 55.1% of the shares of the Company’s Common Stock issued and outstanding.

Each of the Managing Members beneficially owns 5,466,668 shares of Common Stock of the Company in so far as the Managing Members and their affiliates own 100% of the membership interests of LALLC and in so far as they have the power to direct the very disposition of such securities.  Assuming a total of 9,928,664 shares of Company Common Stock outstanding as of August 13, 2007, the Managing Members beneficial ownership constitutes 55.1% of the shares of the Company’s Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Landbank Acquisition LLC
a California limited liability company

Dated: October 1, 2007                                                         /s/ Doug Gravink
By: Doug Gravink
Its:  Manager

Dated: October 1, 2007                                                         /s/ Doug Gravink
Doug Gravink

Dated: October 1, 2007                                                        /s/ Gary Hewitt
Gary Hewitt

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement.